SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for the

three month periods ended September 30, 2023 and 2022

(Unaudited in thousands of US dollars)

100 Renfrew Drive, Suite 100,
Markham, Ontario,
Canada L3R 9R6

Sangoma Technologies Corporation

Three month periods ended September 30, 2023 and 2022

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at September 30, 2023, and June 30, 2023
(Unaudited in thousands of US dollars, except per share data)

		September 30	June 30
	Note	2023	2023
		$	$
Assets
Current assets
Cash and cash equivalents	4	11,139	11,156
Trade and other receivables	4	20,434	21,905
Inventories	6	17,890	17,970
Income tax receivable		3,030	3,192
Contract assets		1,610	1,762
Derivative assets	15	1,145	1,218
Other current assets		3,597	4,420
		58,845	61,623
Non-current assets
Property and equipment	7	8,682	9,152
Right-of-use assets	8	12,764	13,152
Intangible assets	9	149,076	157,437
Development costs	10	7,296	6,569
Deferred income tax assets		2,882	3,210
Goodwill	12	187,502	187,502
Contract assets		2,910	2,911
Derivative assets	15	717	768
Other non-current assets		428	422
		431,102	442,746
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	20,144	24,077
Provisions	13	324	237
Sales tax payable		5,802	5,594
Income tax payable		113	61
Consideration payable	14	1,894	1,894
Operating facility and loans	15	17,700	17,700
Contract liabilities	16	10,053	10,909
Lease obligations on right-of-use assets	8	2,910	2,719
		58,940	63,191
Long term liabilities
Operating facility and loans	15	78,700	83,125
Contract liabilities	16	3,526	3,642
Non-current lease obligations on right-of-use assets	8	11,049	11,612
Deferred income tax liabilities		13,101	14,295
Other non-current liabilities		1,546	766
		166,862	176,631
Shareholders’ equity
Share capital		380,495	379,924
Contributed surplus		18,223	18,132
Accumulated other comprehensive income		1,242	1,335
Accumulated deficit		(135,720)	(133,276)
		264,240	266,115
		431,102	442,746

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of loss and comprehensive loss
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended
	Note	September 30, 2023	September 30, 2022
		$	$
Revenue	19	63,028	64,051
Cost of sales		19,000	20,714
Gross profit		44,028	43,337

Expenses
Sales and marketing		16,517	15,648
Research and development		9,315	9,429
General and administration		19,114	19,293
Foreign currency exchange loss		55	36
Interest expense (net)	4,8,14,15	1,662	1,578
Restructuring and business integration costs		156	52
Gain on change in fair value of consideration payable	14	—	(1,581)
Loss before income tax		(2,791)	(1,118)
Provision for income taxes
Current	11	385	41
Deferred	11	(732)	817
Net loss		(2,444)	(1,976)

Other comprehensive income
Items to be reclassified to net income
Change in fair value of interest rate swaps, net of tax	15	(93)	437
Comprehensive loss		(2,537)	(1,539)

Loss per share
Basic	17(iii)	$(0.07)	$(0.06)
Diluted	17(iii)	$(0.07)	$(0.06)

Weighted average number of shares outstanding
Basic	17(iii)	33,126,673	32,952,999
Diluted	17(iii)	33,126,673	32,952,999

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Shares to be issued	Contributed surplus	Accumulated other comprehensive earnings	Accumulated deficit	Total shareholders' equity
			$	$	$	$	$	$
Balance, July 1, 2022		21,439,632	203,032	179,132	15,055	839	(104,250)	293,808

Net loss		—	—	—	—	—	(1,976)	(1,976)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	—	437	—	437
Deferred tax benefit on share issuance costs		857,144	12,970	(12,970)	—	—	—	—
Common shares issued for options exercised	17(i)	8,797	55	—	(19)	—	—	36
Common shares purchased and cancelled	17(i)	(16,200)	(128)	—	—	—	—	(128)
Share-based compensation expense	17(ii)	—	—	—	915	—	—	915
Balance, September 30, 2022		22,289,373	215,929	166,162	15,951	1,276	(106,226)	293,092

Balance, July 1, 2023		33,038,367	379,924	—	18,132	1,335	(133,276)	266,115

Net loss		—	—	—	—	—	(2,444)	(2,444)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	—	(93)	—	(93)
Common shares issued for RSU exercised	17(i)	145,833	571	—	(571)	—	—	—
Share-based compensation expense	17(ii)	—	—	—	662	—	—	662
Balance, September 30, 2023		33,184,200	380,495	—	18,223	1,242	(135,720)	264,240
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended
	Note	September 30, 2023	September 30, 2022
Operating activities		$	$
Net loss		(2,444)	(1,976)
Adjustments for:
Depreciation of property and equipment	7	1,073	1,306
Depreciation of right-of-use assets	8	759	996
Amortization of intangible assets	9	8,361	8,577
Amortization of development costs	10	972	422
Income tax expense (recovery)	11	(347)	858
Income tax paid		(39)	(2,532)
Share-based compensation expense	17(ii)	662	915
Unrealized foreign exchange gain		(29)	(46)
Accretion expense	8,14	108	303
Gain on lease modification	8	—	(34)
Loss on disposal of property and equipment	7	82	81
Gain on change in fair value of consideration payable	14	—	(1,581)
Changes in working capital
Trade and other receivables		1,471	(1,174)
Inventories		80	(1,641)
Contract assets		153	(433)
Other assets		817	1,229
Sales tax payable		208	(259)
Accounts payable and accrued liabilities		(3,933)	(943)
Provisions		87	37
Other non current liabilities		780	(47)
Contract liabilities		(972)	(416)
Net cash provided by operating activities		7,849	3,642
Investing activities
Purchase of property and equipment	7	(685)	(707)
Development costs	10	(1,915)	(1,768)
Net cash flows used in investing activities		(2,600)	(2,475)
Financing activities
Repayments of operating facility and loan	15	(4,425)	(4,425)
Repayment of lease obligations on right-of-use assets	8	(841)	(1,066)
Common shares purchased and cancelled	17(i)	—	(128)
Issuance of common shares for stock options exercised	17(i)	—	36
Net cash flows used in financing activities		(5,266)	(5,583)

Decrease in cash and cash equivalents		(17)	(4,416)
Cash and cash equivalents, beginning of the period		11,156	12,702
Cash and cash equivalents, end of the period		11,139	8,286

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2024 are Sangoma Technologies Inc., Sangoma US Inc., Digium Inc., NetFortris Corporation, Star2Star Communications LLC, VoIP Supply LLC, and VoIP Innovations LLC.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators in over 150 countries rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three month periods ended September 30, 2023 and 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS Accounting Standards”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2023 (“annual financial statements”) prepared in accordance with IFRS Accounting Standards.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 8, 2023.

3.    Significant accounting judgements, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2023. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2023.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
4.    Financial instruments

The fair values of the cash and cash equivalents, trade and other receivables, contract assets, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate. Derivative assets and liabilities and consideration payable are recorded at fair value.

Cash and cash equivalents are comprised of:

	September 30	June 30
	2023	2023
	$	$
Cash at bank and on hand	11,139	11,156

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at September 30, 2023 and June 30, 2023 the Company had no demand deposits and cash equivalents.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

		Three month periods ended
		September 30	September 30
	Note	2023	2022
		$	$
Interest income		(6)	—
Interest expense	15	1,560	1,275
Accretion expense	8, 14	108	303
Interest expense (net)		1,662	1,578

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

		September 30	June 30
	Note	2023	2023
		$	$
Trade receivables		15,753	16,060
Receivable related to working capital adjustment		4,681	5,845
Trade and other receivables		20,434	21,905

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
During the period ended September 30, 2023, the Company received $1,164 (September 30, 2022 - $nil) cash from the escrow account for the working capital provision related to certain indemnification assets recorded in respect of liabilities assumed on the acquisition of NetFortris. The remaining balance is $4,681 as at September 30, 2023 (June 30, 2023 - $5,845).

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	September 30	June 30
	2023	2023
	$	$
Trade receivables aging:
0-30 days	11,876	11,759
31-90 days	3,131	3,313
Greater than 90 days	1,989	2,554
	16,996	17,626
Expected credit loss provision	(1,243)	(1,566)
	15,753	16,060

The movement in the provision for expected credit losses can be reconciled as follows:

	September 30	June 30
	2023	2023
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(1,566)	(2,281)
Net change in expected credit loss provision during the period	323	715
Expected credit loss provision, ending balance	(1,243)	(1,566)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates and align this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at September 30, 2023:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	within 12 months	12-24 months	24-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	20,144	—	—	—	20,144
Sales tax payable	5,802	—	—	—	5,802
Consideration payable	1,894	—	—	—	1,894
Operating facility and loans	17,700	22,050	20,600	36,050	96,400
Lease obligations on right of use assets	3,281	3,097	2,144	6,863	15,385
Other non-current liabilities	—	—	—	1,546	1,546
	48,821	25,147	22,744	44,459	141,171

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian Dollars (CAD), Euros (EUR), and Great British Pounds (GBP), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD), and Columbia Peso (COP) , therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at September 30, 2023, a 10% depreciation or appreciation of the CAD, EUR, GBP, INR, PHP, AUD and COP currencies against the U.S. dollar would have resulted in an approximate $78 (June 30, 2023 - $76) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at September 30, 2023, a change in the interest rate of 1% per annum would have an impact of approximately $753 (September 30, 2022 - $493) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 15, the fair value of the interest rate swaps was a current asset of $1,145 and non-current asset of $717 on September 30, 2023 (June 30, 2023 - current asset of $1,218 and non-current asset of $768).

5.    Capital management

The Company’s objectives in managing capital are to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

6.    Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	September 30	June 30
	2023	2023
	$	$
Finished goods	13,526	13,860
Components and parts	5,543	5,234
	19,069	19,094
Provision for obsolescence	(1,179)	(1,124)
Net inventory carrying value	17,890	17,970

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
7.    Property and equipment

	Office furniture		Stockroom
	and computer	Software	and production	Tradeshow	Leasehold
	equipment		equipment	equipment	improvements	Total
Cost	$	$	$	$	$	$
Balance at July 1, 2022	4,737	458	10,451	47	475	16,168
Additions	846	—	3,170	—	—	4,016
Disposals	(217)	—	(754)	—	(25)	(996)
Balance at June 30, 2023	5,366	458	12,867	47	450	19,188
Additions	221	—	440	—	24	685
Disposals	—	—	(139)	—	—	(139)
Balance at September 30, 2023	5,587	458	13,168	47	474	19,734

Accumulated depreciation
Balance at July 1, 2022	2,452	413	2,759	47	223	5,894
Depreciation expense	976	21	3,670	—	62	4,729
Disposals	(64)	—	(523)	—	—	(587)
Balance at June 30, 2023	3,364	434	5,906	47	285	10,036
Depreciation expense	199	5	857	—	12	1,073
Disposals	—	—	(57)	—	—	(57)
Balance at September 30, 2023	3,563	439	6,706	47	297	11,052

Net book value as at:
Balance at June 30, 2023	2,002	24	6,961	—	165	9,152
Balance at September 30, 2023	2,024	19	6,462	—	177	8,682

For the three month period ended September 30, 2023, depreciation expense of $245 (September 30, 2022 - $263) was recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expense in the amount of $828 was included in cost of sales for the three month period ended September 30, 2023 (September 30, 2022 - $1,043).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

	Note	Right-of-use assets
		$
Present value of leases
Balance as at July 1, 2022		23,230
Additions		41
Terminations		(1,089)
Balance at June 30, 2023		22,182
Additions		371
Terminations		(1,423)
Balance at September 30, 2023		21,130
Accumulated depreciation and repayments
Balance as at July 1, 2022		6,256
Depreciation expense		3,778
Terminations		(1,004)
Balance at June 30, 2023		9,030
Depreciation expense		759
Terminations		(1,423)
Balance at September 30, 2023		8,366
Net book value as at:
June 30, 2023		13,152
September 30, 2023		12,764

	Note	Lease Obligations
		$
Present value of leases
Balance as at July 1, 2022		17,989
Additions		41
Adjustments due to lease modification		(36)
Repayments		(4,072)
Accretion expense		476
Terminations		(54)
Effects of movements on exchange rates		(13)
Balance at June 30, 2023		14,331
Additions		371
Repayments		(841)
Accretion expense		108
Effects of movements on exchange rates		(10)
Balance at September 30, 2023		13,959
Lease Obligations - Current		2,910
Lease Obligations - Non-current		11,049
		13,959

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2022		110,123	126,456	6,787	2,748	246,114
Balance at June 30, 2023		110,123	126,456	6,787	2,748	246,114
Balance at September 30, 2023		110,123	126,456	6,787	2,748	246,114
Accumulated amortization
Balance at July 1, 2022		23,906	25,464	2,820	2,555	54,745
Amortization expense		17,670	15,357	766	139	33,932
Balance at June 30, 2023		41,576	40,821	3,586	2,694	88,677
Amortization expense		4,418	3,775	158	10	8,361
Balance at September 30, 2023		45,994	44,596	3,744	2,704	97,038
Net book value as at:
Balance at June 30, 2023		68,547	85,635	3,201	54	157,437
Balance at September 30, 2023		64,129	81,860	3,043	44	149,076

Amortization expense is included in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. For the three month period ended September 30, 2023, amortization expense was $8,361 (September 30, 2022 - $8,577).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2022	5,969
Additions	7,250
Cost fully amortized	(380)
Investment tax credits	(788)
Balance at June 30, 2023	12,051
Additions	1,915
Investment tax credits	(216)
Balance at September 30, 2023	13,750

Accumulated amortization
Balance at July 1, 2022	(3,108)
Amortization	(2,705)
Cost fully amortized	331
Balance at June 30, 2023	(5,482)
Amortization	(972)
Balance at September 30, 2023	(6,454)

	September 30, 2023	June 30, 2023
	$	$
Net capitalized development costs	7,296	6,569

Amortization expense is included in general and administration expense in the consolidated interim statements of loss and comprehensive loss. For the three month period ended September 30, 2023, amortization was $972 (September 30, 2022 - $422). In addition to the above amortization, the Company has recognized $8,343 of engineering expenditures as an expense during the three month period ended September 30, 2023 (September 30, 2022 - $9,007).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
11.    Income tax

The Company income tax expense is determined as follows:

	Three month periods ended
	September 30, 2023	September 30, 2022
Statutory income tax rate	26.15%	26.37%
	$	$
Loss before income tax	(2,791)	(1,118)
Expected income tax expense	(715)	(292)
Difference in foreign tax rates	8	(8)
Share based compensation	170	239
Other non deductible expenses	(30)	19
Changes in estimates	194	—
Scientific Research and Experimental Development (SR&ED)	26	—
Sec 481(a) adjustment	—	34
Gain on consideration payable	—	(415)
Stock options deduction revaluation adjustment	—	1,167
Earn-out amortization	—	46
Changes in tax benefits not recognized	—	68
Income tax expense	(347)	858

The Company’s income tax expense is allocated as follows:	$	$
Current tax expense	385	41
Deferred income tax expense	(732)	817
Income tax expense	(347)	858

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

$
Balance at July 1, 2022	210,009
Goodwill Impairment	(22,507)
Balance at June 30, 2023	187,502
Balance at September 30, 2023	187,502

There is no addition to goodwill for the three month period ended September 30, 2023. The Company has evaluated for triggers of impairment at September 30, 2023 and has not identified any indicators of impairment.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
13.    Provisions

		Sales returns	Stock
	Warranty	& allowances	rotation
	provision	provision	provision	Total
	$	$	$	$

Balance at July 1, 2022	73	127	—	200
Additional provision recognized	11	(68)	94	37
Balance at June 30, 2023	84	59	94	237
Additional provision recognized (used)	48	(5)	44	87
Balance at September 30, 2023	132	54	138	324

The provision for warranty obligations represents the Company’s best estimate of repair and/or replacement costs to correct product failures. The sales returns and allowances provision represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period. The stock rotation provision represents the Company’s best estimate of the value of the products sold in the current financial period that may be exchanged for alternative products in a future period. The Company accrues for product warranties, stock rotation, and sales returns and allowances at the time the product is delivered.

14.    Consideration payable

During the three month period ended September 30, 2023, the Company made payments of $nil (September 30, 2022 - $nil), recognized accretion expense of $nil (September 30, 2022 - $59), and recognized a loss on change in fair value of $nil (September 30, 2022 - gain of $1,581).

The fair value of consideration payable as of September 30, 2023 in the amount of $1,894 (June 30, 2023 - $1,894) was determined using an effective tax rate of 26.22% (June 30, 2023 – 26.22%) and a discount rate of 4.9% (June 30, 2023 – 4.9%). The fair value of the consideration payable is dependent upon the Company’s ability to utilize the underlying tax losses as they become available in each reporting period.

The fair value of consideration payable as at September 30, 2023 is summarized below:

$
Opening balance, July 1, 2022	12,768
Payments	(8,334)
Accretion value of earn out	435
Gain on change in fair value	(2,975)
Ending balance, June 30, 2023	1,894
Ending balance, September 30, 2023	1,894

Consideration payable - Current	1,894

15.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

(i)On October 18, 2019, the Company entered into a loan facility with two banks and drew down $34,800 which is repayable in quarterly installment of $1,450 over 5 years on a straight line basis. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a 5-year interest rate credit swap with the two banks for $8,700 each. The balance outstanding against this term loan facility as of September 30, 2023 is $11,600 (June 30, 2023 - $13,050). As at September 30, 2023, term loan facility balance of $5,800 (June 30, 2023 - $5,800) is classified as current and $5,800 (June 30, 2023 - $7,250) as long-term in the condensed consolidated interim statements of financial position.

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc.

The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on December 31, 2024. As at September 30, 2023, $8,750 (June 30, 2023 - $8,750) is classified as current and $21,875 (June 30, 2023 - $24,063) is classified as long-term in the condensed consolidated interim statements of financial position.

(iii)On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 28, 2027. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. As at September 30, 2023, $3,150 (June 30, 2023 - $3,150) is classified as current and $37,125 (June 30, 2023 - $37,912) is classified as long-term in the condensed condensed consolidated interim statements of financial position.

(iv)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of September 30, 2023, the amount of $13,900 (June 30, 2023 - $13,900) remains outstanding and is classified as long term in the condensed consolidated interim statements of financial position.

For the three month period ended September 30, 2023, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $1,560 (September 30, 2022 - $1,275). During the three month period ended September 30, 2023, the Company borrowed $nil (September 30, 2022 - $nil) in term loans and repaid $4,425 ( September 30, 2022 - $4,425).

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at September 30, 2023, and June 30, 2023 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss, net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of September 30, 2023, the notional amount of the interest rate swap was $38,149 (June 30, 2023 – $39,621). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2023 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at September 30, 2023, the fair value of the interest rate swap assets were valued at current of $1,145 (June 30, 2023 - $1,218) and non-current $717 (June 30, 2022 – $768). The current and non-current derivative assets were recording in the condensed consolidated interim statements of financial position.

For the three month period ended September 30, 2023, the change in fair value of the interest rate swaps, net of tax, was a loss of $93 (September 30, 2022 – gain of $437) recorded in other comprehensive loss in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at September 30, 2023, and June 30, 2023 are below:

$
Opening balance, July 1, 2022	15,067
Revenue deferred during the period	23,839
Deferred revenue recognized as revenue during the period	(24,355)
Ending balance, June 30, 2023	14,551
Revenue deferred during the period	9,185
Deferred revenue recognized as revenue during the period	(10,157)
Ending balance, September 30, 2023	13,579

Contract liabilities - Current	10,053
Contract liabilities - Non-current	3,526
13,579

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
17.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2023 and 2022, the Company’s issued and outstanding common shares consist of the following:

	Three month periods ended
	September 30, 2023	September 30, 2022
	#	#
Shares issued and outstanding:
Outstanding, beginning of the period	33,038,367	21,439,632
Shares issued as installment for shares to be issued	—	857,144
Shares purchased and cancelled	—	(16,200)
Shares issued upon exercise of options	—	8,797
Shares issued upon exercise of RSUs	145,833	—
Outstanding, end of the period	33,184,200	22,289,373

During the three month period ended September 30, 2023, a total of 145,833 (September 30, 2022 – nil) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $571 (September 30, 2022 – $nil) from contributed surplus to share capital.

(ii)    Share based payments

On December 13, 2022, the Corporation’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Under the Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no one longer serves on the board of the Company. RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period and the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, with respect to the 50% based on the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

For the three month period ended September 30, 2023, the Company recognized share-based compensation expense in the amount of $662 (September 30, 2022 - $915).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over a period commensurate with the expected life of the options. During the three month period ended September 30, 2023 and September 30, 2022, the Corporation did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2022	1,207,908	14.02
Exercised	(8,797)	(4.04)
Expired	(21,332)	(11.60)
Forfeited	(14,226)	(12.86)
Balance, September 30, 2022	1,163,553	14.16

Balance, July 1, 2023	723,051	13.58
Forfeited	(22,939)	(12.57)
Balance, September 30, 2023	700,112	13.61

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	Three month periods ended
	September 30, 2023			September 30, 2022
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$3.01 - $5.00	—	—	0	18,455	17,112	0.24
$5.01 - $7.00	61,766	59,606	0.24	69,393	52,139	1.24
$7.01 - $9.00	209,500	65,507	3.75	245,000	—	4.75
$9.01 - $12.00	104,698	71,389	1.68	196,926	95,145	2.68
$12.01 - $15.00	48,125	20,005	3.50	55,000	—	4.50
$15.01 - $18.00	150,045	88,023	2.75	180,572	56,617	3.75
$18.01 - $20.00	22,856	11,444	2.75	285,711	71,431	3.98
$20.01 - $27.00	103,122	64,598	2.36	112,496	42,755	3.36
	700,112	380,572	2.66	1,163,553	335,199	3.63

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
Share Units

The following table summarizes information about the DSUs, RSUs and PSUs granted, exercised and forfeited during the three month period ended September 30, 2023.

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2023	66,391	130,000	130,000	326,391
Awards granted during the period	—	—	102,500	102,500
Awards exercised during the period	—	—	(145,833)	(145,833)
Awards forfeited during the period	—	(17,500)	(11,667)	(29,167)
Awards outstanding September 30, 2023	66,391	112,500	75,000	253,891

During the three month period ended September 30, 2023, 102,500 RSU were granted (September 30, 2022 – nil). The fair value of each RSU issued during three month period ended September 30, 2023 is $3.98 per share (September 30, 2022 – nil).

During the three month periods11,139 ended September 30, 2023 and September 30, 2022, no PSU or DSU were issued.

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

	Three month periods ended
	September 30, 2023	September 30, 2022
Number of shares:
Weighted average number of shares outstanding	33,126,673	21,971,685
Shares to be issued	—	10,981,314
Weighted average number of shares used in basic earnings per share	33,126,673	32,952,999
Weighted average number of shares used in diluted earnings per share	33,126,673	32,952,999

Net loss for the period	$(2,444)	$(1,976)

Loss per share
Basic loss per share	$(0.07)	$(0.06)
Diluted loss per share	$(0.07)	$(0.06)

18.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the three month periods ended September 30, 2023 and 2022.

19.    Segment disclosures

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
The Company operates as one operating segment; development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three month periods ended September 30, 2023 and 2022 as follows:

	Three month periods ended
	September 30
	2023	2022
	$	$
Products	11,872	15,727
Services	51,156	48,324
Total revenues	63,028	64,051

The sales in each of these geographic locations for the three month periods ended September 30, 2023 and 2022 as follows:

	Three month periods ended
	September 30
	2023	2022
	$	$
USA	58,693	59,682
Canada	990	1,008
All other countries	3,345	3,361
Total revenues	63,028	64,051

The non-current assets, in US dollars, in each of the geographic locations as at September 30, 2023, and June 30, 2023 are below:

	September 30	June 30
	2023	2023
	$	$
Canada	5,884	6,309
USA	366,373	374,814
Total non-current assets	372,257	381,123

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
20.    Authorization of the consolidated financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on November 8, 2023.